Exhibit 99.1

Sky Solar Provides Additional Details on Intended Investigation of Conduct of Former CEO and Clarifications on Shareholders Meeting

HONG KONG, June 15, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced that it expects to establish a committee consisting of independent directors in the next two to three days to investigate the conduct of its former Chief Executive Officer Mr. Weili Su.  The conduct subject to the investigation involved certain transactions and fund transfers which appear to lack proper board and audit committee authorizations.  The Company is evaluating the potential impact of these transactions and fund transfers.  Based on the Company’s articles of associations, Mr. Su remains as a director of the Company until the earlier of the adoption of an ordinary resolution in a shareholders meeting to remove him from the director position, or the expiration of his term at the Company’s 2018 annual shareholders meeting unless he is re-elected at such meeting.

On June 6, 2017, a notice was given by Mr. Weili Su, the  then chairman of the Company’s board of directors, to convene an extraordinary shareholders meeting on June 19, 2017.  On June 7, 2017, Mr. Su gave a supplemental notice to further clarify the meeting agenda specified in the June 6, 2017 notice of extraordinary shareholders meeting.  The Company was advised by its Cayman counsel that Mr. Su duly convened an extraordinary shareholders meeting, which shall be held at the venue and time specified in the June 6, 2017 notice.  However, the Company was advised by its depositary bank that the June 19, 2017 meeting date gives insufficient time to properly notify all ADS holders and collect their voting instructions.  Accordingly, as authorized under the articles of association of the Company, the chairman of the board of directors, presiding as chairman of the extraordinary shareholders meeting to be held on June 19, 2017, intends to adjourn the meeting as soon as it commences with no business conducted, and to reconvene the meeting at the same venue and same time on July 28, 2017 with the meeting agenda specified in the June 6, 2017 meeting notice as supplemented from time to time, provided that any supplemental notice shall be in accordance with the Company’s articles of association and allow for a notice period that provides ADS holders sufficient time to issue and deliver their voting instructions to the depositary.  The record date for the aforementioned EGM will be July 6, 2017.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com